                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 11-K

                Annual Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

For the Fiscal Year Ended March 31, 1994
                          --------------
Commission File Number 0-12591
                       -------

       Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan
       ----------------------------------------------------------------
                             (Full Title of Plan)

                            Cardinal Health, Inc.
                      655 Metro PLace South (Suite 925)
                              Dublin, Ohio 43017
                              ------------------
            (Name of Issuer of the Securities Held by the Plan and
                    Address of Principal Executive Office)

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


TABLE OF CONTENTS
- - - - -----------------------------------------------------------------------------------------------------------------
                                                                                                            PAGE
SIGNATURES                                                                                                    2

INDEPENDENT AUDITORS' REPORT                                                                                 3-4

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of March 31, 1994 and 1993                              5-6
  Statement of Changes in Net Assets Available for Benefits for the Year
    Ended March 31, 1994                                                                                      7
  Notes to Financial Statements                                                                              8-9

SUPPLEMENTAL SCHEDULES AS OF MARCH 31, 1994 AND FOR THE
    YEAR THEN ENDED:
  Item 27a - Schedule of Assets Held for Investment Purposes                                                  10
  Item 27d - Schedule of Reportable Transactions                                                              11

EXHIBITS:
  Exhibit 23 - Independent Auditors' Consent                                                                  12

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CARDINAL HEALTH, INC.
                                  PROFIT SHARING AND
                                  RETIREMENT SAVINGS PLAN


Date: September 20, 1994          By: /s/David Bearman
                                  ----------------------------------
                                  David Bearman, Plan Committee Member

Date: September 20, 1994          By: /s/George H. Bennett, Jr.
                                  ----------------------------------
                                  George H. Bennett, Jr., Plan Committee Member

Date: September 20, 1994          By: /s/Carole W. Tomko
                                  ----------------------------------
                                  Carole W. Tomko, Plan Committee Member

INDEPENDENT AUDITORS' REPORT


To the Plan Committee of
  Cardinal Health, Inc.
  Profit Sharing and Retirement
  Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan (formerly the Cardinal Distribution, Inc. Profit Sharing and Retirement Savings Plan) as of March 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended March 31, 1994. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan as of March 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended March 31, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the

Depatment of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





DELOITTE & TOUCHE LLP

Columbus, Ohio
September 20, 1994



CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF MARCH 31, 1994
- - - - --------------------------------------------------------------------------------------------------------------------------------
                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                                    ----------------------------------------------------------------------------
                                                                                                            ASSET       ASSET
                                                                              SHORT-TERM      ASSET       MANAGER      MANAGER
                                                    EQUITY        EQUITY      INVESTMENT     MANAGER       GROWTH       INCOME
                                                    FUND A        FUND B         FUND          FUND         FUND         FUND
ASSETS:
  Contribution receivable, primarily from Plan    $  455,379    $  683,451    $  412,977     $ 37,810     $ 70,555     $ 18,579
    sponsor
  Investments (Notes 1 and 3):
    Mutual funds                                   5,851,790     8,665,107     7,471,786      381,749      454,739      330,627
    Equity securities
                                                  ----------    ----------    ----------     --------     --------     --------
           Total investments                       5,851,790     8,665,107     7,471,786      381,749      454,739      330,627
                                                  ----------    ----------    ----------     --------     --------     --------

NET ASSETS AVAILABLE FOR BENEFITS                 $6,307,169    $9,348,558    $7,884,763     $419,559     $525,294     $349,206
                                                  ==========    ==========    ==========     ========     ========     ========



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF MARCH 31, 1994
- - - - ----------------------------------------------------------------------------------------------------------
                                                SUPPLEMENTAL INFORMATION BY FUND
                                                --------------------------------
                                                    MANAGED
                                                     INCOME
                                                   PORTFOLIO          COMPANY         COMBINED
                                                      FUND             STOCK            FUNDS

ASSETS:
  Contribution receivable, primarily from Plan    $ 33,043        $  310,182      $  2,021,976
    sponsor
  Investments (Notes 1 and 3):
    Mutual funds                                   497,764                          23,653,562
    Equity securities                                              2,457,544         2,457,544
                                                  --------        ----------       -----------
           Total investments                       497,764         2,457,544        26,111,106
                                                  --------        ----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $530,807        $2,767,726       $28,133,082
                                                  ========        ==========       ===========

See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF MARCH 31, 1993
- - - - -----------------------------------------------------------------------------------------------------------
                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                                     ------------------------------------------------------
                                                                                               SHORT-TERM
                                                      EQUITY        EQUITY       FIXED         INVESTMENT
                                                      FUND A        FUND B    INCOME FUND         FUND
ASSETS:
  Contributions receivable, primarily from Plan
    sponsor                                         $  420,346    $  625,697                   $  478,584
  Other receivable                                                                                    387
  Investment income receivable                               5            27     $  2,802          41,565
  Interfund receivable (payable)                       185,329       109,400      (45,772)       (460,093)
  Investments (Notes 1 and 3):
    Cash equivalents                                         4                     84,707          13,309
    Mutual funds                                     4,448,034     6,748,144      344,430       8,816,761
    Equity securities
                                                    ----------    ----------     --------      ----------
           Total investments                         4,448,038     6,748,144      429,137       8,830,070
                                                    ----------    ----------     --------      ----------

NET ASSETS AVAILABLE FOR BENEFITS                   $5,053,718    $7,483,268     $386,167      $8,890,513
                                                    ==========    ==========     ========      ==========


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF MARCH 31, 1993
- - - - ------------------------------------------------------------------------------------------------------
                                                 SUPPLEMENTAL INFORMATION BY FUND
                                                ----------------------------------

                                                     DISTRIBUTION       COMPANY        COMBINED
                                                        FUND             STOCK           FUNDS
ASSETS:
  Contributions receivable, primarily from Plan
    sponsor                                                           $  303,674      $ 1,828,301
  Other receivable                                     $ 19,678                            20,065
  Investment income receivable                              210            1,294           45,903
  Interfund receivable (payable)                        320,690         (109,554)
  Investments (Notes 1 and 3):
    Cash equivalents                                     38,950               49          137,019
    Mutual funds                                                                       20,357,369
    Equity securities                                                  1,518,618        1,518,618
                                                       --------       ----------      -----------
           Total investments                             38,950        1,518,667       22,013,006
                                                       --------       ----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $379,528       $1,714,081      $23,907,275
                                                       ========       ==========      ===========

See notes to financial statements.


CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS FOR THE YEAR ENDED MARCH 31, 1994

- - - - ------------------------------------------------------------------------------------------------------------------------------------
                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                               -------------------------------------------------------------------------------------
                                                                              FIXED       SHORT-TERM                      ASSET
                                                  EQUITY         EQUITY       INCOME      INVESTMENT     DISTRIBUTION    MANAGER
                                                  FUND A         FUND B        FUND          FUND           FUND           FUND
INCREASES IN NET ASSETS:
  Contributions transferred from previous
    qualified plans (Note 2)                    $   36,773     $   54,398                 $    2,500
  Contributions from Plan sponsor                  787,049        569,945                    318,569                     $ 43,525
  Contributions from Plan participants             459,989        660,395                    336,324                       18,331
  Interest income:
    Dividends                                      704,234        791,261                                                   9,484
    Interest                                           537            150   $      343       243,204     $    5,162
  Net appreciation (depreciation) in fair
    value of investments                          (156,796)       136,055                                                 (17,967)
                                                 ---------      ---------    ---------     ---------      ---------      --------
           Total increases                       1,831,786      2,212,204          343       900,597          5,162        53,373
                                                 ---------      ---------    ---------     ---------      ---------      --------
DECREASES IN NET ASSETS:
  Retirement benefits                             (279,760)      (292,865)                  (923,412)    (1,218,153)
  Miscellaneous - other                                (16)          (108)        (164)          (16)           114
  Interfund transfers                             (298,559)       (53,941)    (386,346)     (982,919)       833,349       366,186
                                                 ---------      ---------    ---------     ---------      ---------      --------
           Total (decreases) increases            (578,335)      (346,914)    (386,510)   (1,906,347)      (384,690)      366,186
                                                 ---------      ---------    ---------     ---------      ---------      --------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                  1,253,451      1,865,290     (386,167)   (1,005,750)      (379,528)      419,559

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                    5,053,718      7,483,268      386,167     8,890,513        379,528
                                                 ---------      ---------    ---------     ---------      ---------      --------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                         $6,307,169     $9,348,558                 $7,884,763                     $419,559
                                                 =========      =========    =========     =========      =========      ========

- - - - ------------------------------------------------------------------------------------------------------------------------------------
                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                               -------------------------------------------------------------------
                                                                   ASSET        ASSET      MANAGED
                                                                   MANAGER      MANAGER      INCOME
                                                                   GROWTH       INCOME      PORTFOLIO       COMPANY         COMBINED
                                                                    FUND         FUND         FUND           STOCK            FUNDS
INCREASES IN NET ASSETS:
  Contributions transferred from previous
    qualified plans (Note 2)                                     $ 51,148     $ 86,674      $ 25,998     $    8,128     $   265,619
  Contributions from Plan sponsor                                  78,141       21,112         9,272        596,046       2,423,659
  Contributions from Plan participants                             31,504        8,463        10,505        265,569       1,791,080
  Interest income:
    Dividends                                                      13,162        3,907                        4,302       1,526,350
    Interest                                                                                   8,535            549         258,480
  Net appreciation (depreciation) in
    fair value of investments                                     (17,524)      (8,926)                     898,165         833,007
                                                                ---------    ---------     ---------     ----------     -----------
           Total increases                                        156,431      111,230        54,310      1,772,759       7,098,195
                                                                ---------    ---------     ---------     ----------     -----------
DECREASES IN NET ASSETS:
  Retirement benefits                                              (3,183)                   (13,315)      (141,510)     (2,872,198)
  Miscellaneous - other                                                                                                        (190)
  Interfund transfers                                             372,046      237,976       489,812       (577,604)              0
                                                                ---------    ---------     ---------     ----------     -----------
           Total (decreases) increases                            368,863      237,976       476,497       (719,114)     (2,872,388)
                                                                ---------    ---------     ---------     ----------     -----------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                                   525,294      349,206       530,807      1,053,645       4,225,807

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                                                                             1,714,081      23,907,275
                                                                ---------    ---------     ---------     ----------     -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                                          $525,294     $349,206      $530,807     $2,767,726     $28,133,082
                                                                =========    =========     =========     ==========     ===========

See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1994 AND 1993


1.     ACCOUNTING POLICIES

       The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

       The statements of net assets available for benefits include investments valued as follows: cash equivalents - at cost which approximates market; and mutual funds and equity securities - at quoted market prices on the last business day of the plan year.

2.     DESCRIPTION OF PLAN

       Substantially all employees of Cardinal Health, Inc. (formerly
       Cardinal Distribution, Inc.) and its subsidiaries (collectively referred to as the employer, Plan sponsor or Company) not covered by a collective bargaining agreement and who have completed 1,000 or more hours of credited service are eligible to participate in the Plan. The Plan was adopted on March 25, 1987, and replaced a variety of non-collectively bargained retirement plans the Company previously maintained at the subsidiary level. Contributions transferred from or receivable from previous qualified plans are comprised of transfer contributions of new employees from other previously unrelated qualified plans.

       Prior to October 1, 1993, under the Plan, employees were permitted to make "Participant Elected Contributions" to their plan account by way of authorized payroll deductions under Section 401(k) of the Internal Revenue Code of 1986 up to the lesser of 10% of their credited compensation or the maximum amount allowable under Internal Revenue Service guidelines in any calendar year. Participant Elected Contributions, up to 3% of credited compensation, were matched by the Company ("Company Matching Contributions") in an amount equal to 50% of the Participant Elected Contributions. Effective October 1, 1993, the Plan was amended to allow employees to authorize payroll deductions up to the lesser of 15% of their credited compensation or the maximum allowed under the IRS guidelines. In addition, Company Matching Contributions are now 75% of the Participant Elected Contributions up to 3% of credited compensation. The Company also makes profit sharing contributions ("Profit Sharing Contributions") to the Plan on behalf of each eligible employee who completes at least 1,000 hours of service and was an eligible employee on the last day of the plan year. The Company's Profit Sharing Contributions each plan year consist of: (a) automatic contributions equal to 3% of total credited compensation for all eligible participants; and (b) additional contributions, if any, determined at the sole discretion of the Company, which are allocated to participants based first upon their credited compensation in excess of the Social Security taxable wage base (up to 6.06% of such excess) and next, pro rata, based upon total credited compensation. The investment of such contributions is generally directed by the employee into one or more of seven investment mutual funds or the Company's common stock fund established under the Plan.

       All participants in the Plan who were employed by the Company on its commencement date are fully vested in all plan benefits which accrue to their account. Subsequently hired participants have a nonforfeitable right to accrued benefits pertaining to Participant Elected Contributions and transfer contributions at all times, and a nonforfeitable right to accrued benefits from Company Matching Contributions and Profit Sharing Contributions in the event of retirement or other termination of employment: (a) on or after the participant's 65th birthday; (b) on account of permanent disability; (c) by reason of death; or (d) after completion of 5 years of service. A newly hired participant whose employment terminates under other circumstances will have a nonforfeitable right to a portion of the accrued benefits from Company Matching Contributions and Profit Sharing Contributions determined under a 5-year schedule, based on years of service. All other unvested accrued benefits will be forfeited and used to reduce Company contributions. All administrative expenses are paid by the Plan sponsor.

       As of March 31, 1994 and 1993, benefits payable to terminated employees were $68,587 and $379,528, respectively. These amounts are included on line 31g of the Plan's Form 5500.

       Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan. In this event, the accounts of all participants and beneficiaries would become fully vested and all benefits nonforfeitable.

       In June 1987, the Plan was approved as a qualified defined contribution plan by the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was qualified and was tax-exempt as of the financial statement date.

       For further information, participants should refer to the Summary Plan Description provided by the Plan sponsor.

3.     PLAN INVESTMENTS

       Investments of more than five percent of net assets at March 31, 1994 and 1993 consisted of:


                                                       1994                        1993
                                         ----------------------------------------------------------
                                             Market                        Market
                                             Value           Cost          Value            Cost
       Equity Securities - Cardinal
         Health, Inc. Common Shares       $2,457,544      $1,716,328     $1,518,618      $1,590,370
       Mutual Funds:
         Fidelity Puritan Fund             5,851,790       5,650,116      4,448,034       3,898,180
         Fidelity Magellan Fund            8,665,107       8,110,631      6,748,144       6,060,733
         Fidelity Retirement Government
           Money Market Portfolio          7,471,786       7,471,786      8,816,761       8,816,761

                                          * * * * * *

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


SUPPLEMENTAL SCHEDULE - ITEM 27a - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AS OF MARCH 31, 1994
- - - - -------------------------------------------------------------------------------------
UNITS/                                                    MARKET
SHARES                   DESCRIPTION                       VALUE            COST
               Mutual Funds:
  377,048       Fidelity Puritan Fund                    $5,851,790       $5,650,116
  124,284       Fidelity Magellan Fund                    8,665,107        8,110,631
7,471,786       Fidelity Retirement Government
                  Money Market Portfolio                  7,471,786        7,471,786
   26,273       Fidelity Asset Manager Fund                 381,749          399,717
   33,363       Fidelity Asset Manager Growth Fund          454,739          472,044
   30,699       Fidelity Asset Manager Income Fund          330,627          339,492
  497,764       Fidelity Managed Income Portfolio Fund      497,764          497,764
                                                        -----------      -----------
                          Total Mutual Funds             23,653,562       22,941,550

   54,012     Equity Securities - Cardinal Health, Inc.   2,457,544        1,716,328
                                                        -----------      -----------

              TOTAL                                     $26,111,106      $24,657,878
                                                        ===========      ===========

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


SUPPLEMENTAL SCHEDULE - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED MARCH 31, 1994
- - - - ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          NET
                                                                                      COST OF ASSET       GAIN
                                                  PURCHASES (1)     PROCEEDS (1)     AT DATE OF SALE     (LOSS)
                                                  -------------     ------------     ---------------     ------
SERIES OF REPORTABLE TRANSACTIONS (2):
  Fidelity Puritan Fund                              $2,792,091       $1,231,539        $1,168,482      $ 63,057
  Fidelity Magellan Fund                              2,890,556        1,109,648         1,020,158        89,490
  Fidelity Retirement Government Money
    Market Portfolio                                  1,814,718        3,159,693         3,159,693
  Common Stock Fund                                     870,281          829,520           724,379       105,141
  Master Reserve Trust - Bank One Single Investor
    Money Market Portfolio                            6,068,096        6,205,115         6,205,115

SINGLE REPORTABLE TRANSACTIONS:
  Fidelity Puritan Fund                               4,923,308        4,923,308         4,794,981       128,327
  Fidelity Magellan Fund                              7,241,951        7,241,951         7,062,451       179,500
  Fidelity Retirement Government Money
    Market Portfolio                                  9,136,651        9,136,651         9,136,651
  Common Stock Fund                                   1,754,341        1,754,341         1,774,285       (19,944)

(1) Purchase price and selling price are equal to current value at date of transaction.

(2) Excluding single reportable transactions.